SCHEDULE 13G

Amendment No. 2
Electro Scientific Industries Incorporated
Common Stock
Cusip #285229100


Cusip #285229100
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	    HC


Cusip #285229100
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	0
Item 8:	0
Item 9:	0
Item 11:	0.000%
Item 12:	IN


Cusip #285229100
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	0
Item 8:	None
Item 9:	0
Item 11:	0.000%
Item 12:	    IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Electro Scientific Industries
Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		13900 NW Science Park Drive,
		Portland, OR  97229

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if
None, Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		285229100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G).
(Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	0

	(b)	Percent of Class:	0.000%

	(c)	Number of shares as to which
such person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	0

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Electro Scientific
Industries Incorporated at April 30, 2001 is true, complete and correct.


May 10, 2001
Date



/s/Eric D. Roiter
Signature



Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries